UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

ENVIROSAFE CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52407
(Commission File No.)

Delaware	94-3251254
(State of Incorporation)	(IRS Employer Identification No.)

16 Naner Street, Wanshou Road, Suite 602
Haizhu District, Guangzhou, P.R. China
(Address of principal executive offices)

(954) 424-2345
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL  33324
(954) 424-2345 Tel
(954) 424-2230 Fax

ENVIROSAFE CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about May 22, 2008 to the holders of record as of May 22, 2008, of common stock, par value $0.0001 per share ("Common Stock"), of Envirosafe Corporation, a corporation organized under the laws of Delaware ("Company"). You are receiving this Information Statement in connection with the Company's election of two designees ("Designees") to the Board of Directors of the Company and the resignation of Mr. Guoqiang Zhan as President and Director of the Company.

As of March 4, 2008, we executed a Plan of Exchange (the "Agreement"), between and among us, ADDE EDUCATION HLDS LTD., a corporation organized and existing under the laws of Hong Kong Special Administrative Region of People’s Republic of China ("ADDE"), the shareholders of ADDE (the "ADDE Shareholders") and our majority shareholder (the "EVSF Shareholders").

Pursuant to the terms of the Agreement, the transaction will not immediately close but shall be conditioned upon: (1) EVSF shall eliminate all known or potential liabilities of EVSF as of the closing date. This shall include, but is not limited to, any accounts payable, accrued expenses, as well as any liabilities shown on its annual report for the fiscal year of 2007 in FORM 10-KSB filed with the Securities and Exchange Commission prior to the closing; (2) EVSF and EVSF shareholders shall pledge that for any expenses concerning any known or unknown lawsuits, legal disputes or any correlation expenses caused by original EVSF Corporation and their shareholders, EVSF shall undertake full responsibility and afford the correlation expenses after the closing. A comfort letter referencing EVSF prepared by a third party law firm confirming that to the best of their knowledge after reasonable due diligence, EVSF has no pending or threatened litigation; (3) a deposit of 632,253 shares of common stock of EVSF into the escrow account of Greentree Financial Group, Inc. ("Escrow Agent") in exchange for the cash payment of $260,000 and a $260,000 promissory note made by ADDE Shareholders to Guoqiang Zhan ("Mr. Zhan"), the resigning president of EVSF, which shall also be simultaneously deposited into the escrow account of Escrow Agent; (4) the issuance of 20,000,000 new shares of common stock and 1,350,000 new shares of preferred stock of EVSF to the ADDE shareholders, which should take no longer than 60 days; (5) the resignation of Mr. Zhan from the board of directors and as officer of EVSF and appointment of his successor(s) as designated by ADDE and/or the ADDE Shareholders; (6) a pledge of 10,000,000 shares of EVSF common stock to be used as collateral on the above mentioned promissory note; and (7) a fully executed guarantee of the promissory note from EVSF in favor of Mr. Zhan. Upon completion of the exchange, ADDE will be our 100% owned subsidiary.

Upon the delivery of 20,632,253 shares of common stock (including 632,253 common shares from the EVSF Shareholders) and 1,350,000 new shares of our preferred stock to ADDE Shareholders, ADDE Shareholders will hold a 'controlling interest' in us, representing approximately 93.2% of the then issued and outstanding common shares. Furthermore, the designees of ADDE will be appointed to the Board of Directors after the closing. Subsequent to the appointment of ADDE designees, our current management will resign from the Board of Directors.

The securities discussed above will be offered and sold in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder.

Under the terms of the Agreement, Mr. Guo Qiang Zhan will resign as President and Director of the company, and Mr. Guo Yan Bin will be appointed Director in his place and stead. Ms. Yan Chang Ping will also be appointed Director. The Company was required to file this Schedule 14F-1 Information Statement with the Securities and Exchange Commission due to a change in the majority of the Board of Directors of the Company.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, GUO YAN BIN AND YAN CHANG PING WILL CONTROL THE BOARD OF DIRECTORS OF COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On May 22, 2008, there were 2,141,375 issued and outstanding shares of par value $.0001 Common Stock.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of Common Stock are the only class of equity securities of the Company currently issued and outstanding.

The table on the following page sets forth, as of May 22, 2008, certain information with respect to the common stock beneficially owned  by  (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and  (iii)  all  Directors,  nominees  and  executive  officers  as  a  group. The percentage of shares beneficially owned is based on there having been 2,141,375 shares of Common Stock outstanding as of May 22, 2008.

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF MAY 22, 2008(1)(2)

NAME AND ADDRESS OF BENEFICIAL OWNERS	NO. COMMON SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
Zhan, Guo Qiang 16 Naner Street, Wanshou Road, Suite 602, Haizhu District, Guangzhou, P. R. China	632,253	29.53%
Greentree Financial Group, Inc. 7951 SW 6th Street Suite 216 Plantation, FL 33324	500,000	23.35%
Brian Kuskie 21205 Hickory Forest Way Germantown, MD 20876	516,667	24.13%
Yan Chang Ping Room 1301,13/F, CRE buildings, 303 Hennessy Road, Wanchai, HongKong	-	-
Li,Bin Room 1301,13/F, CRE buildings, 303 Hennessy Road, Wanchai, HongKong	-	-
Bin, Guo Yan 16 Naner Street, Wanshou Road, Suite 602 Haizhu District, Guangzhou, P. R. China	-	-
All Directors, nominees, and executive officers as a group (four people)	632,253	29.53%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors.  During the fiscal year ended December 31, 2007, the Board of Directors held no formal meetings while Guo Qiang Zhan was the Director.

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Zhan, Guo Qiang – Director

Mr. Zhan has been working in the managerial positions in the areas of marketing, administration, and live performance planning. In 2005, Mr. Zhan successfully organized a Gala Charity Dinner Show, “Concert 2005—Supporting Beijing Olympics Construction,” in China Hotel, a five-star Marriott alliance member in Guangzhou, China. His outstanding organizational and marketing expertise was instrumental to the success of the Gala Show, and the charity fund raised RMB2 million from the show. In 2006, Mr. Zhan organized and produced the 2006 New Year Celebration Concert, Sound of the Spirit, in Shenyang, capital city of Liaoning province in China. The symphony concert was the hot topic of the media and gained the full support from the local government.

Yan Chang Ping – Director

Yan Chang Ping is 35 years old. She obtained her bachelor’s degree in computer application from ZhongShan University in 1996.  Yan Chang Pin served as an executive officer of Taiwan ZhongHua Computer in charge of principle IT backup for the South China area.  She later joined TELECOM and GaoYang Technology Holding Company where she was involved in sales and customer service. From 1997 to 2000, Ms.Yan continued her overseas study of accounting in New Zealand. Utilizing her extensive PC technology expertise, management experience and capital operation, she set up Guangzhou HaoYu Education Technology Company Ltd. to engage in the sale and development of industrialized educational software.

Li, Bin – Chief Financial Officer

Mr. Li is 36 years old. He obtained his bachelor’s degree in accounting from the Hu Nan Economy Management Institute in 2000 and received a master’s degree in accounting from the same school in 2003. He was engaged as a project manager at Guangdong Heng Xin De Lu CPAs Co., Ltd to handle “audit and relevant documents” between 2002 and 2003 and served as a financial officer at Guangzhou Zhu Jiang Real Estate Development Company Ltd. where he worked to set up the financial system, cost control, forecasting and financing program for the company.  In 2005, Mr. Li was appointed to the position of financial manager at Chen Zhou Dong Jiang Jin Lei Cement Company Ltd. In April, 2006, Mr. Li joined Guangzhou Hao Yu Education Company Ltd. to assist in maintaining internal financial controls and capital restructuring.

Bin, Guo Yan – President, Chief Executive Officer, and Director

Guo Yan Bin is 35 years old.  He obtained his bachelor’s degree in precise instruments from Harbin Industrial University in 1988 and obtained his master’s degree in robot sensoring from the same university in 1991. He once served as officer in Fu Jian Shi Da Computer Company, Guangzhou Office, a public company in China.  He also served as IT manager at Guangzhou Wen Dong Technical Company. For three years, beginning in 1998, Mr. Bin served as the manager of Texas Instrument Company, South China Office. With a strong technology background and a sound understanding of modern education trends and products, in 2001, Mr. Bin set up Guangzhou Hao Yu Education Technology Company Ltd. for the purpose of specializing in the application technology of precise instrument. That company’s most recent research focuses on chemical lab equipment, particularly in data collection and sensor technology.

EXECUTIVE COMPENSATION:

Mr. Zhan, Ms. Yan, Mr. Li and Mr. Bin have not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determination has been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is aware that Guoqiang Zhan did not file Schedule 13D and Form 3, on a timely basis, to report his ownership of 632,253 shares of the Company, which are required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission. The Company expects both reports will be filed within the next 14 days.

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OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors ENVIROSAFE CORPORATION

Dated: May 22, 2008	By:	/s/ Guo Qiang Zhan
Guo Qiang Zhan